UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2006            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1130, 144 – 4th Ave SW, Calgary, Alberta, Canada T2P 3N4

(Address of principal executive offices)

1.

News Release dated April 3, 2006

2.

News Release dated April 20, 2006

3.

News Release dated April 28, 2006

4.

News Release dated April 28, 2006 (2)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: May 1, 2006	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

NEWS RELEASE

ROLLING THUNDER ANNOUNCES FINANCIAL AND OPERATING RESULTS FOR THE
THREE AND NINE MONTHS ENDED JANUARY 31, 2006

Calgary, Alberta, April 3, 2006 - The new Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) was created on January 12, 2006, through the amalgamation of Rolling Thunder and San Telmo Energy Ltd. (“San Telmo”). The Corporation is pleased to report the unaudited interim consolidated financial and operating results for the new amalgamated entity for the three and nine month periods ended January 31, 2006.

CONSOLIDATED RESULTS HIGHLIGHTS

Consolidated Financial Results		Three months ended January 31,			Nine months ended January 31,
($ thousands)	2006	2005		2006	2005
Petroleum and natural gas revenues	2,551.9	1,651.8		7,770.6	3,587.2
Royalties	(783.3)	(514.3)		(2,086.6)	(946.8)
Other revenues	17.8	44.3		41.9	65.0
Revenues, net of royalties	1,786.4	1,181.8		5,725.9	2,705.4
Net income (loss)	369.7	(471.2)		1,114.6	(1,381.6)
Capital expenditures	2,635.4	1,230.5		5,238.4	2,632.4
Working capital surplus (deficiency)	(562.6)	(2,446.5)		(562.6)	(2,446.5)
Total assets	22,898.6	8,826.3		22,898.6	8,826.3
Long-term liabilities	393.0	266.7		393.0	266.7
Cash flow from operations (1)	771.7	385.8		3,175.7	948.9
($ per share)
Net income (loss)
Basic	0.01	(0.02)	(2)	0.05	(0.06) (2)
Diluted	0.01	(0.02)	(2)	0.05	(0.06) (2)
Cash flow from operations(1)
Basic	0.03	0.02	(2)	0.14	0.04 (2)
Diluted	0.03	0.02	(2)	0.14	0.04 (2)
Shares outstanding
Common shares	-	44,468,502		-	44,468,502
Class A common shares	29,037,570	-		29,037,570	-
Class B common shares	810,000	-		810,000	-
Weighted average number of shares outstanding for the period
Basic	25,303,609	22,234,251	(2)	23,250,228	21,605,120(2)
Diluted	25,465,404	22,234,251	(2)	23,409,924	21,605,120(2)

(1)

Cash flow from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Cash flow from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities.

(2)

The previously reported weighted average number of shares outstanding, both basic and diluted, for the three and nine months ended January 31, 2005 were 44,468,502 shares and 43,210,241 shares, respectively. 2005 per share amounts and weighted average number of shares have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation.

Rolling Thunder Exploration Ltd. Press Release – Calgary, Alberta, March 31, 2006				Page 2
Consolidated Operating Results	Three months ended January 31, 2006 2005		Nine months ended January 31, 2006 2005
Daily sales volumes
Oil (bbls/d)	64	84	85	81
NGLs (bbls/d)	61	16	34	9
Natural gas (mcf/d)	2,036	2,008	2,460	1,334
Barrels of oil equivalent (boe/d)	464	434	529	313
Average prices received
Oil ($/bbl)	60.73	50.64	61.58	50.61
NGLs ($/bbl)	16.73	40.93	30.42	39.85
Natural gas ($/mcf)	11.22	6.71	9.01	6.51
Barrels of oil equivalent ($/boe)	59.79	43.02	53.78	42.07
Operating netback per boe ($)
Petroleum and natural gas revenues	59.79	43.02	53.78	42.07
Royalties	18.35	11.18	14.44	11.09
Operating expenses	5.84	11.51	6.11	8.83
Transportation expense	1.94	0.90	2.01	1.04
Operating netback	33.66	19.43	31.22	21.11
Wells drilled (1)
Gross (net) drilled	2.0 (2.0)	-	5.0 (4.5)	1.0 (1.0)
Gross (net) successful drilled	1.0 (1.0)	-	3.0 (3.0)	1.0 (1.0)
Gross (net) drilled and abandoned	1.0 (1.0)	-	2.0 (1.5)	-
Success rate (percent)	50.0	-	60.0	100.0

(1) Wells drilled reflect post-amalgamation numbers.

Financial Results Highlights

·

Revenues increased by 54% for the three months ended January 31, 2006 and by 117% for the nine months ended January 31, 2006 compared to the same periods in 2005.

·

Cash flow from operations increased by 100% for the three months and by 235% for the nine months ended January 31, 2006 compared to the same periods in 2005.

·

On a per share basis, cash flow from operations increased to $0.14 per share from $0.04 per share for the nine months ended January 31, 2006 compared to the nine months ended January 31, 2005.

·

The Corporation reported net income of $369,657 and $1,114,558 for the three and nine months ended January 31, 2006 respectively compared to a net loss of $471,207 and $1,381,589 for the same periods in 2005.

·

On a per share basis, the Corporation reported net income of $0.05 per share, basic and diluted, for the nine months ended January 31, 2006 compared to a net loss of $0.06 per share, basic and diluted, for the same period in 2005.

·

Average daily sales volumes increased by 7% over the quarter and by 69% for the nine months ended January 31, 2006 compared to prior year.

·

Operating netbacks increased by 73% and 48% for the quarter and nine months ended January 31, 2006 respectively compared to 2005.

Operational Highlights and Accomplishments

•

In June 2005, Rolling Thunder closed its initial public offering for $12.0 million. The Corporation began trading on the TSX Venture Exchange (“TSX-V”) under the symbols ROL.A and ROL.B in July 2005.

•

In September 2005, Rolling Thunder committed to two wells at Gold Creek and Boundary Lake on its initial four Farm-in Agreements.

•

In October 2005, Rolling Thunder negotiated a fifth Farm-in Agreement with an independent Canadian oil and gas company on four sections of land in the Teepee Creek area, and committed to the drilling of one well.

•

Through the summer and fall of 2005, three wells were drilled, one at Legal which was abandoned, one at Teepee Creek which was cased and completed, and one at Gordondale which was cased.

•

On November 1, 2005, the Arrangement Agreement between Rolling Thunder and San Telmo was announced.

•

In mid-November 2005, Rolling Thunder negotiated the Ensign down-spacing and Farm-in Agreement on six sections of land in Southern Alberta. The opportunity was contingent on obtaining quarter-section down-spacing approval. The EUB recommended that Rolling Thunder proceed in two stages: firstly, half-section down-spacing and thereafter, quarter-section down-spacing. The agreement is being revised to reflect the EUB's recommendations.

•

In December 2005, Rolling Thunder initiated its winter drilling program. Four wells were drilled, of which two were cased, one each at Gold Creek and Teepee Creek, and two were abandoned.

•

From July to December 2005, the Corporation added 3,520 acres (net) to its land holdings through crown land purchases at Gold Creek, Boundary Lake, Teepee Creek and Woking.

•

On January 12, 2006, Rolling Thunder completed the amalgamation with San Telmo and on January 17, 2006, the new Rolling Thunder recommenced trading on the TSX-V under the symbols ROL.A and ROL.B.

•

Average sales production for the month of January 2006 was 400 boe/d. Rolling Thunder estimates an additional 150 boe/d behind pipe in the Teepee Creek area. At McLeod, production has been temporarily curtailed by 60 boe/d due to infrastructure constraints imposed by a third party operator.

•

On January 20, 2006, Rolling Thunder tied in the Teepee Creek 08-03 well that was drilled in the summer of 2005. The well began production at rates as high as 3 mmcf/d but was shut-in due to water from a suspected uphole zone. The Corporation is scheduled to commence remedial work in early April 2006.

•

In late January 2006, Rolling Thunder added one and three quarter sections of land at McLeod directly offsetting the Corporation's existing production.

•

In February 2006, Rolling Thunder renegotiated credit facilities of $6.5 million with the National Bank.

•

In early March 2006, the Corporation negotiated a Farm-out and Participation Agreement with a local independent oil and gas company to drill a second well at Gold Creek. The contract spud date is by June 30, 2006, subject to surface access and rig availability.

•

On March 20, 2006, Rolling Thunder secured a service rig for completion and remedial work at Teepee Creek, Gordondale and Gold Creek, and licensed three additional locations at Teepee Creek.

•

On March 22, 2006, Rolling Thunder purchased an additional half section of land at McLeod, completing the spacing unit for a well to be drilled this summer 2006.

Outlook and Opportunities

The new amalgamated Rolling Thunder is now well situated with an excellent inventory of exploration and development opportunities, cash flow from operations and available credit facilities.

At Ensign, the Corporation has the potential to drill six initial gas wells on the down-spacing project, subject to EUB approval. Each well has the potential to produce at initial rates of between 750 and 1,000 mcf/d, declining in the first year to a long-term stabilized rate of approximately 400 mcf/d.

At Teepee Creek, there is potential for at least six Doig oil locations and two Charlie Lake gas locations. Three potential Doig oil wells have been licensed for after break-up. If successful, these wells could add between 200 and 300 boe/d to the Corporation. Successful Charlie Lake gas wells have the potential to add up to 2,000 mcf/d (330 boe/d) each. A 3D seismic survey is planned for the greater Teepee Creek area.

Rolling Thunder Exploration Ltd.

Press Release – Calgary, Alberta, March 31, 2006

At Gordondale, the Corporation has a Gething gas location that is a re-drill of bypassed pay in one of its existing producers. Analogous Gething wells in the area have produced between 2.5 and 5.0 bcf, at rates of up to 2,000 mcf/d. The Corporation also plans to perforate the Cadomin in an existing well bore. The offsetting Cadomin well, 600 meters away, came on production at 500 mcf/d. In addition, Rolling Thunder has a development location for Boundary Lake oil in the southeast quarter of section 22 that could add 150 boe/d. The offsetting section to the south has the potential for Boundary Lake oil, Charlie Lake gas and Cretaceous gas.

At McLeod, the Corporation has expanded its land base and plans to drill at least one well this summer. A successful well, similar to its existing producer at 06-18, could add between 1,500 and 3,000 mcf/d. New production would require additional facilities that would also alleviate current production curtailment problems.

Additional exploration and exploitation opportunities exist at Teepee Creek North and Woking, and the Corporation continues to add new opportunities to its portfolio.

The amalgamation has created an entirely new platform for growth. The combination of assets, capital and talent has created a new company poised for significant growth in the junior oil and gas exploration and production sector. Rolling Thunder is very excited about the potential in its core producing areas of McLeod, Gordondale and Teepee Creek, as well as the potential from its new exploitation project opportunity at Ensign.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF), visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

NEWS RELEASE
ROLLING THUNDER ANNOUNCES TEST RESULTS OF PEACE RIVER ARCH WELL

Calgary, Alberta, April 20, 2006 - Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) advises that the Corporation has recently tested a light oil zone in one of its 100% working interest Peace River Arch wells. The well was flowed through a 12.7mm choke for a period of 23 hours and 30 minutes at an average flowing pressure of 3726 Kpa. Through the duration of the test, the flowing tubing pressure declined from 3995 Kpa to 3528 Kpa while the casing pressure increased from 2400 Kpa to 3779 Kpa. Cumulative production for the 23.5 hours of flow was 237.6 m3 (1,494 bbls) of 38.4° API oil, 24.8 E3M3 (875 mcf) of gas and 3.16m3 (19.8 bbls) of water. The duration of the test was limited due to the capacity to handle produced fluids during breakup conditions. Efforts are underway to tie the well in and therefore allow further testing and evaluation after break-up. Due to the limited duration of the test, a forecast of the on-stream productivity cannot be made at present.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF), visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Rolling Thunder Announces $7.5 million Private Placement

Calgary, Alberta, April 28, 2006 - Rolling Thunder Exploration Ltd. ("Rolling Thunder") (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) is pleased to announce that due to recent drilling success, it will be expanding its capital expenditure program. As a result, Rolling Thunder has entered into a bought deal private placement financing with a syndicate of underwriters co-led by Dundee Securities Corporation and Acumen Capital Finance Partners Limited (the "Underwriters"). The offering will consist of: 1,197,600 class A shares (the "Class A Shares") at a price of $1.67 per Class A Share; 549,500 class A shares issued on a "flow-through" basis eligible for Canadian Development Expense (the "CDE Flow-Through Shares") at a price of $1.82 per CDE Flow-Through Share; and 2,142,900 class A shares issued on a "flow-through" basis eligible for Canadian Exploration Expense (the "CEE Flow-Through Shares") at a price of $2.10 per CEE Flow-Through Share, for total gross proceeds of $7,500,172. The Underwriters will also be granted an option, exercisable up to 48 hours prior to closing, to increase the size of the offering by up to an additional $1,000,000 composed, at the option of the Underwriters, of either CDE Flow-Through Shares or Class A Shares. Further, the Underwriters will be entitled to place additional Class A Shares by reducing, on an equal dollar basis, the amount of CDE Flow-Through Shares placed.

The shares will be issued pursuant to prospectus exemptions available under applicable securities legislation in British Columbia, Alberta and Ontario and in any other jurisdictions which the Corporation and the Underwriters agree to.

Closing of the offering is expected to occur on or about May 18, 2006, and is subject to the receipt of all requisite regulatory and stock exchange approvals. The shares issued pursuant to the offering will be subject to a four-month hold period from the date of the closing of the private placement.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada. To find out more about Rolling Thunder, visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

President & Chief Executive Officer (403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Rolling Thunder Exploration Ltd. TSX VENTURE: ROL.A Stock Quote Stock Chart TSX VENTURE: ROL.B Stock Quote Stock Chart PINK SHEETS: RTHXF INDUSTRY: Oil (Integrated Majors) Other Recent News

April 28, 2006

Rolling Thunder Offering Oversubscribed – Increasing Size

CALGARY, ALBERTA--(CCNMatthews - April 28, 2006) - Rolling Thunder Exploration Ltd. ("Rolling Thunder")(TSX VENTURE:ROL.A)(TSX VENTURE:ROL.B)(PINK SHEETS:RTHXF) is pleased to announce that it has increased the amount of its previously announced bought deal equity financing (the “Offering”) led by Dundee Securities Corporation and including Acumen Capital Finance Partners Limited (the “Underwriters”).

As a result of strong demand, Rolling Thunder has agreed to increase the Offering up to $9.5 million. Subject to regulatory approval, the Offering is expected to close on May 18, 2006.

The revised Offering will now consist of: 1,497,000 Class A Shares at a price of $1.67 per Class A Share; 549,500 CDE Flow-Through Shares at a price of $1.82 per CDE Flow-Through Share; and 2,381,000 CEE Flow-Through Shares at a price of $2.10 per CEE Flow-Through Share, for total gross proceeds of $8,500,180. The Underwriters have also be granted an option, exercisable up to 48 hours prior to closing, to increase the size of the Offering by up to an additional $1,000,000 composed, at the option of the Underwriters, of either CDE Flow-Through Shares or Class A Shares.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada. To find out more about Rolling Thunder, visit our website at www.rollingthunderexploration.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.